UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

JIANG Yuan

Tianjin Zhonghuan Semiconductor Co., Ltd.

No. 12 East Haitai Road

Huayuan Industrial Park, Hi-tech Industrial Zone

Tianjin, 300384

People’s Republic of China

+86-22-23789766-3203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Zhonghuan Singapore Investment and Development Pte. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,915,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,915,692
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,915,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.5%
(14)	Type of Reporting Person CO

(1)	Names of Reporting Persons Tianjin Zhonghuan Semiconductor Co., Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization China
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,915,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,915,692
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,915,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.5%
(14)	Type of Reporting Person CO

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Maxeon Solar Technologies, Ltd., a Singapore public company (the “Issuer”), whose principal executive offices are located at 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore.

Item 2.	Identity and Background.

This Schedule 13D is filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1)	Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company incorporated under the laws of the People’s Republic of China (“TZS Parent”); and

2)

Zhonghuan Singapore Investment and Development Pte. Ltd., a private company limited by shares incorporated under the laws of the Republic of Singapore and a direct wholly owned subsidiary of TZS (“TZS” and, together with TZS Parent, “TZS Group”).

The business address of each of the Reporting Persons is No. 12 East Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China.

TZS Parent, is a Tianjin-based company listed on the Shenzhen Stock Exchange. Together with its subsidiaries and affiliates (including TZS), TZS Group is an integrated high-tech enterprise with research, production, operations and venture capital functions, and is committed to the manufacturing of monocrystalline silicon materials and other related products. As one of the first monocrystalline silicon wafer manufacturers in the solar industry in China, TZS Group has been engaged in the research and production of monocrystalline silicon wafer since 1981. In addition to solar products, TZS Group’s other products are also widely applied in smart grid transmission, new-energy vehicles, high-speed railways, inverters for wind power, integrated circuits, consumer electronics, aerospace and other areas.

TZS was formed in connection with the Investment (as defined below) and has not conducted any unrelated activities since its formation.

The name, business address and present principal occupation of each of the directors and executive officers of TZS Parent and each of the directors of TZS is set forth in Schedule A. As of the date hereof, TZS does not have any executive officers.

During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons, TOTAL SE, Total Gaz Electricité Holdings France SAS (“TGEHF”) and Total Solar INTL SAS (“Total Solar”, together with TGEHF, “Total” and collectively with TOTAL SE, the “Total Group”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Ordinary Shares beneficially owned by the Total Group are not the subject of this Schedule 13D and accordingly, members of the Total Group are not included as Reporting Persons. For a description of the relationship between the Reporting Persons and the Total Group, see Item 4.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 26, 2020, SunPower Corporation (“SunPower”) completed the spin-off (the “Spin-off”) of the Issuer. Immediately after the Spin-off, TZS purchased 8,915,692 Ordinary Shares from the Issuer for US$298.0 million (the “Investment”), pursuant to that certain Investment Agreement, dated November 8, 2019, among SunPower, the Issuer, TZS Parent and, for the limited purposes set forth therein, Total Solar (the “Investment Agreement”). The source of funds used for the Investment was funds of TZS Parent and its affiliates available for investment.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, a copy of which is attached hereto as Exhibit 7.02, and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares pursuant to the Investment as described in Item 3, which is incorporated herein by reference. The purpose of the Investment was for the Reporting Persons to acquire a strategic minority interest in the Issuer.

TZS may become eligible to exercise, and may elect to exercise, its option to purchase additional Ordinary Shares pursuant to the Option Agreement (as defined below) and additional Ordinary Shares may be issued to TZS for no consideration pursuant to the Mirror Confirmation (as defined below), in each case as further described below. Additionally, from time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Issuer’s Board of Directors (the “Board”), the Issuer’s management and shareholders, and other parties regarding, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any such action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

In connection with the Spin-off and the Investment, the Issuer, Total and TZS, as applicable, entered into certain agreements, as described below, which govern the relationship among the Issuer, Total and TZS, as applicable.

Shareholders Agreement

On August 26, 2020, TZS, Total and the Issuer entered into a Shareholders Agreement that contains provisions with respect to the governance of the Issuer, the rights and obligations of Total and TZS with respect to the Issuer and the ability of Total and TZS to buy, sell or vote their shares in the Issuer under certain circumstances. Specifically:

•

Board Composition. The Board consists of 10 directors, including three Total designees, three TZS designees, three independent directors and the Issuer’s Chief Executive Officer. The Shareholders Agreement includes provisions adjusting the rights of each of Total and TZS to designate a particular number of directors depending on changes in their respective share ownership, including a provision allowing either shareholder, if they acquire at least 50% of the outstanding Ordinary Shares, to designate a majority of the directors. Each of Total and TZS lose the right to designate any directors if they hold less than 10% of the outstanding Ordinary Shares.

•

Board Committees. So long as Total or TZS have the right to designate at least one director to the Board, each committee of the Board will contain a board designee of such shareholder. If the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees have at least two independent directors.

•

Shareholder Approval. So long as Total or TZS hold at least 20% of the outstanding Ordinary Shares, certain matters require the approval of a majority of the board designees of Total or TZS, as the case may be. These matters include, without limitation, changes in organizational documents, certain business combinations, acquisitions and dispositions, incurrence of debt beyond a specified limit, payment of certain dividends, bankruptcy filings or the liquidation or dissolution of the Issuer, certain transactions with Total or TZS, adopting a shareholders rights plan or changing the size of the Board.

•

Independent Director Approval. So long as either Total or TZS hold at least 15% of the outstanding Ordinary Shares, certain matters require approval of a majority of the independent directors. These matters include, without limitation, changes in organizational documents, transactions presenting a conflict of interest between either Total or TZS on the one hand and the Issuer on the other, bankruptcy filings or the liquidation or dissolution of the Issuer, and amendments or waivers of the Shareholders Agreement.

•

Standstill Provisions. The Shareholders Agreement limits the ability of Total or TZS to acquire additional shares in specified circumstances, subject to certain exceptions, including among other things, from the other shareholder, upon exercise of the shareholder’s preemptive rights, pursuant to the Option or the Mirror Confirmation (as defined below), or in certain public offerings.

•

Transfer Restrictions; Right of First Offer. Until August 26, 2022, each of Total and TZS are required, subject to certain exceptions, to not dispose of Ordinary Shares if they would cease to hold at least 20% of the outstanding Ordinary Shares (determined as set forth in the Shareholders Agreement). Further, Total is required to not dispose of any Ordinary Shares during this period if immediately prior to such disposal it holds fewer shares than TZS or if such disposal would cause Total to hold fewer shares than TZS (subject to certain exceptions). Each of Total and TZS has agreed that, before they sell Ordinary Shares to third parties in block sales or negotiated transactions, they will comply with the right of first offer in favor of the other shareholder set forth in the Shareholders Agreement. After August 26, 2022, Total and TZS will be able to freely dispose of Ordinary Shares, subject to the right of first offer obligations.

•

Preemptive Rights. The Shareholders Agreement grants to Total and TZS, in connection with any issuance of shares to a third party, the right to acquire newly issued shares from the Issuer, subject to certain limitations in the Shareholders Agreement. This right terminates with respect to either Total or TZS when it ceases to hold at least 10% of the outstanding Ordinary Shares.

Registration Rights Agreement

On August 26, 2020, Total and TZS entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer granted Total and TZS certain registration rights. Under the Registration Rights Agreement, Total and TZS each generally have the right to require the Issuer to file a registration statement for the offer and sale of Ordinary Shares owned by it, subject to certain limitations. In addition, if the Issuer registers any of its securities either for its own account or the account of a security holder other than Total or TZS, Total and TZS each has the right, subject to certain limitations, to include shares of the Issuer owned by it in that registration. The Issuer will generally pay all expenses relating to any such registration, except for any underwriting discounts, selling commissions and stock transfer taxes. The Registration Rights Agreement also provides for customary indemnification obligations of the Issuer, Total and TZS in connection with any registration statement.

Dilution Protection Agreements

The Issuer has granted to TZS certain rights that will enable TZS to maintain its percentage ownership in the Issuer in connection with issuances of Ordinary Shares pursuant to certain financing transactions contemplated by the Investment Agreement (as amended by the Consent and Waiver Relating to Replacement Financing and Certain Other Matters (the “Consent and Waiver”), dated July 9, 2020, among SunPower, the Issuer and TZS Parent), including convertible notes issued by the Issuer and a physical delivery forward transaction entered into by the Issuer.

Specifically, on August 26, 2020, the Issuer entered into an Option Agreement (the “Option Agreement”) with TZS granting TZS an option to purchase an amount of Ordinary Shares that would allow TZS to maintain its percentage ownership of outstanding Ordinary Shares following any conversion of the Issuer’s convertible notes as compared to its percentage ownership immediately prior to any such conversion. This option may be exercised if, at any time prior to or at the stated maturity of the convertible notes, (1) any holder of convertible notes exercises its conversion rights and (2) the Issuer elects to settle such conversion in Ordinary Shares. TZS may exercise this option within 20 business days after each such conversion settlement. To the extent any option has not been fully exercised following any prior conversion, TZS may exercise such previously unexercised option on an aggregate basis within 20 business days after the maturity date of the convertible notes. The exercise price per Ordinary Shares will be the lesser of (1) the price per share at which TZS invested in the Ordinary Shares pursuant to the Investment Agreement and (2) the Issuer’s reference price in the Spin-off.

Additionally, on August 26, 2020, TZS entered into an agreement (the “Mirror Confirmation”) with the Issuer pursuant to which the Issuer agreed to issue to TZS (or its designee) for no consideration Ordinary Shares in an amount necessary to enable TZS to maintain its percentage ownership in the Issuer after giving effect to the delivery of Ordinary Shares pursuant to the physical delivery forward transaction and any similar dilution protection agreement the Issuer may enter into with Total. TZS will deliver to the Issuer such Ordinary Shares for no consideration (or, if the required shareholder approval necessary for the delivery of such shares is not obtained, delivered to a custodian who would utilize such shares for specified purposes, including delivery of shares pursuant to the Issuer’s equity incentive plans) on or around the maturity date of the convertible notes, subject to earlier termination.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, the Consent and Waiver, the Shareholders Agreement, the Registration Rights Agreement, the Option Agreement and the Mirror Confirmation, copies of which are attached hereto as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06 and 7.07, respectively, and which are incorporated herein by reference in their entirety.

General

The Reporting Persons acquired the Ordinary Shares in connection with the Investment as described in Item 3. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Shareholders Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with the Board, management and shareholders of the Issuer and other relevant parties with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value, and/or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Additionally, TZS has designated three directors to the Board pursuant to the Shareholders Agreement, as more fully described above. TZS’s designees to the Board, may, in such capacity, have influence over corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the Shareholders Agreement and depending on the factors discussed herein, the Reporting Persons, at any time and from time to time, may review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto and, at any time and from time to time, may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 8,915,692 Ordinary Shares, representing approximately 29.5% of the outstanding Ordinary Shares (such percentage is based on 30,180,934 Ordinary Shares outstanding as of immediately after the consummation of the Investment on August 26, 2020, as set forth in the Registration Statement on Form F-3 filed by the Issuer on September 3, 2020).

As discussed in Item 2, members of the Total Group are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the Ordinary Shares held by the Total Group.

(c)

Except for the purchase of Ordinary Shares in connection with the Investment as described in Items 3 and 4, during the past 60 days neither the Reporting Persons nor, to the Reporting Person’s knowledge, any of their respective directors and executive officers has effected any transactions in Ordinary Shares.

(d)	Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 7.01 and which is incorporated herein by reference in its entirety.

Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

7.01	Joint Filing Agreement, dated September 8, 2020, between the Reporting Persons.

7.02	Investment Agreement, dated November 8, 2019, among SunPower, the Issuer, TZS Parent and, for the limited purposes set forth therein, Total Solar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on November 12, 2019).

7.03	Consent and Waiver, dated July 9, 2020, among SunPower, the Issuer and TZS Parent (incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Registration Statement on Form 20-F filed by the Issuer on July 16, 2020).

7.04	Shareholders Agreement, dated August 26, 2020, by and among the Issuer, TZS, TGEHF and Total Solar (incorporated by reference to Exhibit 99.11 to the Current Report on Form 6-K filed by the Issuer on August 27, 2020).

7.05	Registration Rights Agreement, dated August 26, 2020, by and among the Issuer, TZS, TGEHF and Total Solar (incorporated by reference to Exhibit 99.10 to the Current Report on Form 6-K filed by the Issuer on August 27, 2020).

7.06	Option Agreement, dated August 26, 2020, by and between the Issuer and TZS.

7.07	Mirror Confirmation, dated August 26, 2020, by and between the Issuer and TZS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2020

Tianjin Zhonghuan Semiconductor Co., Ltd.

By:	/s/ SHEN Haoping
Name:	SHEN Haoping
Title:	Chairman

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ QIN Shilong
Name:	QIN Shilong
Title:	Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

TIANJIN ZHONGHUAN SEMICONDUCTOR CO., LTD.

Set forth below are the name and current principal occupation or employment of each director and executive officer of TZS Parent. The business address of each of the directors and executive officers is No. 12 East Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China.

Name	Principal Occupation or Employment	Citizenship
SHEN Haoping	Chief executive officer and chairman of the board of directors of TZS Parent; general manager of Tianjin Zhonghuan Electronic and Information (Group) Co., Ltd.	China

AN Yanqing	Vice chairman of the board of directors of TZS Parent	China

BI Xiaofang	Independent director of TZS Parent; professor of Tianjin University of Finance and Economics	China

ZHOU Hong	Independent director of TZS Parent; deputy general manager and board secretary of Avary Holding (Shenzhen) Co., Ltd.	China

ZHANG Bo	Independent director of TZS Parent; professor of National Exemplary School of Microelectronics	China

CHEN Rongling	Independent director of TZS Parent; senior consultant of ASML (China) Dutch Lithography Equipment Company and independent director of Daqo New Energy Co., Ltd.	U.S.

ZHANG Yonghong	Director of TZS Parent	China

LIU Shicai	Director of TZS Parent	China

WANG Tai	Director of TZS Parent	China

ZHANG Changxu	Chief financial officer, deputy general manager and director of TZS Parent	China

WANG Yanjun	Deputy general manager of TZS Parent	China

JIANG Yun	Deputy general manager of TZS Parent	China

WANG Yan	Deputy general manager of TZS Parent	China

XU Qiang	Deputy general manager of TZS Parent	China

QIN Shilong	Deputy general manager and board secretary of TZS Parent; director of TZS	China

QIN Li	Deputy general manager of TZS Parent	China

DIRECTORS OF

ZHONGHUAN SINGAPORE INVESTMENT AND DEVELOPMENT PTE. LTD.

Set forth below are the name and current principal occupation or employment of each director of TZS. The business address of each of the directors and executive officers is c/o No. 12 East Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China.

Name	Principal Occupation or Employment	Citizenship
QIN Shilong	Deputy general manager and board secretary of TZS Parent	China
GU Wen	Legal director of TZS Parent	China
Fabian Bong Tuck Mun	Administration	Singapore